Series Portfolios Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

August 19, 2021

VIA EDGAR TRANSMISSION

Ms. Rebecca Marquigny
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:	Series Portfolios Trust (the “Trust”)
File Nos. 333-206240 and 811-23084
Geneva SMID Cap Growth Fund S000072926

Dear Ms. Marquigny:

We are responding to comments received from the Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on August 2, 2021, via telephone regarding the Trust’s Post-Effective Amendment (“PEA”) No. 115 to its registration statement. PEA No. 115 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) on Form N‑1A on June 16, 2021, for the purpose of registering a new series of the Trust, the Geneva SMID Cap Growth Fund (the “Fund”). A summary of the Staff’s comments, along with the Trust’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA No. 115.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus – Summary Section - Fee Table

1.Staff Comment: As required by Item 3 of Form N-1A, please highlight the second sentence of the preamble to the Fees and Expenses of the Fund table in bold typeface.

Response: The Trust responds by making the requested revision.

2.Staff Comment: Please provide a completed fees and expense of the Fund table and expense example via correspondence at least 5 days before including in an amendment pursuant to Rule 485(b) under the Securities Act of 1933.

Response: The Trust responds by providing the completed fee table below:

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Investor Class	Institutional Class
Management Fees	0.80%	0.80%
Distribution and Service (Rule 12b-1) Fees	0.25%	None
Shareholder Servicing Plan Fees	0.15%	None
Other Expenses(1)	1.02%	1.02%
Total Annual Fund Operating Expenses	2.22%	1.82%
Fee Waiver and Expense Reimbursement(2)	(0.97)%	(0.97)%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement(2)	1.25%	0.85%

(1)“Other Expenses” are estimated for the Fund’s current fiscal year.
(2)Geneva Capital Management LLC (the “Adviser”) has contractually agreed to reduce its management fees, and may reimburse the Fund for its operating expenses, in order to ensure that Total Annual Fund Operating Expenses (excluding Rule 12b-1 fees, shareholder servicing fees, acquired fund fees and expenses, front-end or contingent deferred loads, dividends and interest on short positions, taxes, leverage interest, brokerage fees (including commissions, mark-ups and mark-downs), other transactional expenses, annual account fees for margin accounts, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation) do not exceed 0.85% of the average daily net assets of the Fund (the “Expense Cap”). The Expense Cap will remain in effect through at least August 31, 2024 and may be terminated at any time upon 60 days’ written notice by the Trust’s Board of Trustees (the “Board”) or the Adviser, with the consent of the Board. The Adviser may request recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date they were waived or reimbursed, provided that, after recoupment has been taken into account, the Fund is able to make the recoupment without exceeding the lesser of the Expense Cap: (i) in effect at the time of the waiver or reimbursement, or (ii) in effect at the time of recoupment.

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The fee waiver/expense reimbursement arrangement discussed in the table above is reflected only through August 31, 2024. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	One Year	Three Years
Investor Class Shares	$127	$397
Institutional Class Shares	$87	$271

3.    Staff Comment: The Staff notes that for Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement to be equal to the values currently listed, the Adviser will be waiving and/or reimbursing the Fund for all but 0.05% of the Fund’s estimated other expenses. Please supplementally state on what the estimated other expenses are based on and how you concluded it is appropriate.

Response: The Trust responds by supplementally stating the estimated other expenses are based on an assumed growth in the Fund’s net assets, the nature of the Fund’s proposed portfolio and expenses associated with operating an open-end mutual fund other than those specifically reflected in the above table. The Trust believes that estimating other expenses based on these assumptions is appropriate. The Trust further responds by supplementally stating the Adviser determined that it’s agreement to reduce its management fees and/or reimburse the Fund for its operating expenses, to limit Total

Annual Fund Operating Expenses to 0.85% of the Fund’s net assets was appropriate based on the Adviser’s analysis of the net expenses (minus Rule 12b-1 fees) of a peer group of competitor funds.

Prospectus – Summary Section – Principal Investment Strategies

4.    Staff Comment: The Staff notes that, as a general matter, the principal investment strategies disclosure is vague and provide little information for a reasonable investor to understand how the Fund’s portfolio is constructed and what investments the Fund will hold. Please provide a discussion of the criteria used to determine: “strong growth characteristics such as a leadership position in the relevant industry, a sustainable advantage, strong earnings growth potential and experienced management.”

Response: The Trust responds by revising the disclosure as follows (changes shown in underline and strike-through):

“The Fund invests, under normal market conditions, in common stocks of publicly traded companies that the Adviser believes demonstrate, at the time of a stock’s purchase, strong growth characteristics such as a leadership position in the relevant industry, a sustainable advantage, strong earnings growth potential and experienced management.

The Fund’s investment focus is on U.S. companies (companies that are headquartered or have primary operations in the U.S.) whose market capitalizations are generally within the market capitalization range of the companies represented in the Russell 2500TM Growth Index (the “Index”) at time of purchase (“small- and mid-cap companies”), although the Fund may invest in companies outside this range. As of May 31, 2021, the market capitalization range of companies comprising the Index was $34.6 million to $29.1 billion. Under normal circumstances, the Fund invests at least 80% of its net assets in small- and mid-cap companies. The Fund makes market capitalization determinations with respect to a security at the time of purchase of such security. Because the Fund seeks out long-term investments and may continue to hold a security whose market capitalization increases or decreases, a substantial portion of the Fund’s holdings can have market capitalizations outside the range of the Index at any given time. In selecting growth stocks for the Fund, the Adviser emphasizes a “bottom-up” fundamental analysis (i.e., developing an understanding of the specific company through research, meetings with management and analysis of the company’s financial statements and public disclosures). In doing so, the Adviser seeks to identify companies with conservative balance sheets, high return on equity and return on assets, and high historical and projected revenue and earnings growth. The Adviser’s “bottom-up” approach is supplemented by “top-down” considerations (i.e., reviewing general economic conditions and analyzing their effect on various industries). ~~At times the Adviser may emphasize one or more industries or sectors.~~ At times, the Adviser’s bottom-up investment selection process may result in the Fund’s portfolio being overweight in one or more sectors or industries relative to the Index.

A complete position will be sold from the portfolio when the Adviser believes there is a major negative change in the long-term outlook for the company or industry, if there is a change in the underlying fundamental of the company or if the company is acquired.

5.    Staff Comment: As the Fund’s investment focus is on U.S. companies, please indicate the criteria that the Adviser uses to determine that the issuer is a U.S. company and add principal risk disclosure that corresponds to the Adviser’s U.S. strategy.

Response: Please see the Trust’s response to Comment 4 above for the revised disclosure discussing what the Fund considers to be a U.S. Company. The Trust further responds by respectfully declining to add any specific risk factor related to the Adviser’s U.S. strategy. The Trust and the Adviser believe that, as a fund registered in the U.S., each risk factor is applicable to the Fund’s U.S. strategy.

6.    Staff Comment: Neither Item 4 nor Item 9 principal investment strategies disclosures describes how the Adviser weighs similarly situated investment options to make portfolio holdings selections. Please provide a more tailored discussion of the portfolio construction principles upon which the Adviser relies to identify and maintain a cohesive portfolio specifically designed to achieve long-term capital appreciation. For both Items 4 and 9, explain more clearly how the Adviser makes individual buy & sell decisions about particular holdings. In Item 4, please summarize the Fund’s sell strategy discussed in Item 9.

Response: Please see the Trust’s response to Comment 4 above for the revised disclosure.

7.    Staff Comment: Please explain the Adviser’s sector or industry emphasis strategy more clearly. In doing so, please consider discussing basis on which the Adviser decides to weight one particular industry or sector more heavily than others, the factors the Adviser relies on to identify specific sector or industry trends likely to produce long-term capital growth. Additionally, please disclose whether the Adviser will impose any sector or allocation strategy. The revised disclosure should provide a clearer picture of when the Adviser could reasonably be expected to emphasize particular sectors or industries. Finally, please indicate any sectors or industries the adviser anticipates the Fund will emphasize and provide corresponding risk disclosure as appropriate.

Response: The Trust responds by deleting the sentence “At times the Adviser may emphasize one or more industries or sectors.” and adding the following disclosure:

Item 4:
“At times, the Adviser’s bottom-up investment selection process may result in the Fund’s portfolio being overweight or underweight in one or more sectors or industries relative to the Index.”

Item 9:
“At times, the Adviser’s bottom-up investment selection process may result in the Fund’s portfolio being overweight in one or more sectors or industries relative to the Index. However, the Fund will not emphasize any specific sector or industry. Under normal market conditions, the Adviser expects that the Fund’s portfolio weightings will not exceed two times that of an industry’s weight within the Index. Additionally, the Fund will not hold individual exposures that would cause the Fund to concentrate its investments, as defined under the federal securities regulations.”

8.    Staff Comment: Please consider adding disclosure discussing whether the Adviser intends to hold investments for the long-term or anticipates more frequent portfolio turnover. In doing so, please discuss how the Adviser’s portfolio construction principles relate to the Funds generally anticipated turnover level.

Response: Please see the Trust’s response to Comment 4 above. The Trust further responds by supplementally stating that the Fund does not expect to have more frequent turnover, as suggested by the proposed disclosure.

9.    Staff Comment: The Market Risk factor disclosed on page 3 of the Prospectus provides very little information on the impact of COVID-19 on this Fund. Please consider whether the Fund’s anticipated focus warrants more specific disclosure on COVID-19 with respect to specific sectors or industries. If the Fund’s U.S. emphasis might give rise to particular risks due to state or federal regulatory considerations. Please specifically describe anything that may be appropriate as a risk regarding the U.S. response to COVID-19.

Response: The Trust responds by revising the disclosure as follows (changes shown in underline and strike-through), with corresponding changes to the Market Risk factor in Item 9.

“Market Risk. One or more markets in which the Fund invests may go down in value, including the possibility that the markets will go down sharply and unpredictably. This may be due to numerous factors, including interest rates, the outlook for corporate profits, the health of the national and world economies, national and world social and political events, and the fluctuation of other stock markets around the world. The global pandemic outbreak of an infectious respiratory illness caused by a novel coronavirus known as COVID-19 has resulted in substantial market volatility and global business disruption, affecting the global economy and the financial health of individual companies in significant and unforeseen ways. For example, the Fund may face challenges with respect to its day-to-day operations if key personnel of the Adviser or other service providers are unavailable due to quarantines, restrictions on travel, or other restrictions imposed by state or federal regulatory authorities. The duration and future impact of COVID-19 are currently unknown, which may exacerbate the other risks that apply to the Fund and could negatively affect Fund performance and the value of your investment in the Fund.”

Prospectus – Investment Objective, Strategies, Risks and Disclosure of Portfolio Holdings

10.    Staff Comment: The Staff notes the Prospectus does not disclose whether the Fund may take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies. If the Fund may employ temporary defensive strategies, please disclose per instruction 6 to Item 9(b)(1) of Form N-1A.

Response: The Trust responds by adding the following disclosure to Item 9:

“Temporary Defensive Positions. The Fund may take a temporary defensive position in an attempt to respond to market conditions where there are limited investment opportunities meeting the Fund’s investment criteria. During such times, the Fund may hold up to 100% of its portfolio in cash or cash equivalents, including shares of other mutual funds, commercial paper, certificates of deposit, bankers’ acceptances, U.S. Government securities and repurchase agreements. Taking a temporary defensive position may result in the Fund not achieving its investment objective.”

Prospectus – Related Performance

11.    Staff Comment: Please supplementally represent that the Adviser has the records consistent with Investment Advisors Act Rule 204-2(a)(16) to support the performance calculation shown.

Response: The Trust responds by supplementally confirming that the Adviser has the records to support the performance calculation shown.

12.    Staff Comment: Please provide the Staff with completed related prior performance, showing both highest and lowest quarterly returns performance in EDGAR correspondence, filed at least 5 days before including in an amendment pursuant to Rule 485(b) under the Securities Act of 1933.

Response: The Trust responds by providing the completed prior performance below:

Total Returns for the Composite

Calendar Year Total Returns

	2020	2019	2018
Geneva US SMID Cap Growth composite	40.14%	31.93%	1.92%

Highest Quarterly Return:	27.41%	Q2 2020

Lowest Quarterly Return:	(17.26)%	Q4 2018

Average Annual Total Returns for the periods ended 12/31/2020:

	1 year	Since Inception (7/31/2017)
Geneva US SMID Cap Growth composite (net of fees)	40.14%	23.26%
Russell 2500TM Growth Index (reflects no deduction for fees, expenses or taxes)	40.47%	20.92%

13.    Staff Comment: The Staff notes that the disclosure states that the Composite is “a composite of fully discretionary equity investment advisory accounts,” and that the qualifier “fully discretionary” suggests that some accounts may be excluded from the Composite. If applicable, in the disclosure and in your response letter, please expressly represent that the Composite’s related performance includes all accounts that are substantially similar to the Fund. If the composite performance does not reflect any accounts that the Adviser manages in a substantially similar manner, please identify the excluded accounts and explain the basis for excluding them. Please also confirm that the facts and circumstances are such that the Adviser can rely on the exclusion in calculating the performance of the Composite.

Response: The Trust responds by revising the disclosure as follows (changes shown in underline and strike-through):

“The tables below sets forth data relating to the historical performance of Geneva’s US SMID Cap Growth composite (the “Composite”), a composite of fully discretionary equity investment advisory accounts managed by the Adviser since July 31, 2017, which have substantially similar investment objectives, policies and strategies as the Fund. For comparison purposes, the Composite is measured against the Russell 2500TM Growth Index. The Composite contains all of the Adviser’s ~~fully discretionary~~ advisory accounts that are managed in a manner substantially similar to the Fund with exception of (a) accounts that impose a restriction involving a security held in the composite/model strategy; (b) accounts in which a significant cash flow (defined as greater or equal to 30% of the market value of the account) takes place; and (c) new accounts are first included in a composite the quarter-end following the first full month they are under management and fully invested according to their objectives. The performance of the Composite does not represent the historical performance of the Fund and should not be considered indicative of the future performance of the Fund. Results may differ because of, among other factors, differences in brokerage commissions, account expenses including the management fees, the size of positions taken in relation to account size, diversification of the portfolio, timing of purchases and sales, and availability of cash for new investment.”

The Trust further responds by supplementally representing that reasons for excluding the accounts from the Composite, as discussed in the proposed disclosure, would not have a material impact on the performance of the Composite and that the immaterial differences do not alter the conclusion that the Composite and the Fund are substantially similar.

14.    Staff Comment: Please revise disclosure to clarify that the presentation is net of all actual fees and expenses which, in this instance, appear to consist solely of management fees and brokerage expenses.

Response: The Trust responds by revising the applicable disclosure as follows (changes shown in underline and strike-through):

“The performance information for the Composite is the net of all fees ~~total~~ applicable to each account in ~~of~~ the Composite. Since the net performance of the accounts in the Composite only reflects the deduction of brokerage and management fees (the only applicable fees to the accounts in the Composite), the performance of the applicable class of the Fund during the same time periods would have been further reduced by the other operating expenses in its expense structure, including any sales loads.”

* * * * * *

I trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact the undersigned at (414) 765‑6115.

Very truly yours,

/s/ Adam W. Smith
Adam W. Smith, Secretary
Series Portfolios Trust

CC: Marco Adelfio, Goodwin Procter LLP